Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	July	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated July 12, 2019 - Neovasc to Explore HDE Approval Pathway and Alternate Trial Designs for the Reducer Following Guidance from the FDA

DOCUMENT 1

Neovasc to Explore HDE Approval Pathway and Alternate Trial Designs for the Reducer Following Guidance from the FDA

NASDAQ, TSX: NVCN

VANCOUVER, July 12, 2019 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced that the Food and Drug Administration ("FDA") has provided guidance to the Company following its Sprint Discussion on June 26, 2019, together with the Company's consultants and supporting U.S. cardiologists to review the clinical evidence collected to date for the Neovasc Reducer™ (the "Reducer"), to determine the most expedient pathway to potentially gaining regulatory approval in the United States and the quickest path to the U.S. market for these patients with an unmet need.

In its guidance, the FDA has recommended that the Company consider potential alternate approaches such as: the Humanitarian Device Exemption ("HDE") pathway for class IV refractory angina patients and/or alternate clinical trial designs for a broader refractory angina patient population.

Based on the FDA's feedback, the Company has decided to explore a two-pronged approach. First, the Company will work with the FDA to pursue the option for the Reducer to be classified as a Humanitarian Use Device ("HUD") seeking an HDE approval pathway in order to bring this treatment option to those patients in the U.S. with the worst (class IV) angina symptoms as soon as possible. Second, the Company, in close consultation with the FDA and key opinion leaders, will evaluate an alternate investigational device exemption ("IDE") clinical trial design for class III and IV patients.

"We are encouraged by the outcome of our discussions with the FDA on the clinical evidence and the potential pathway to the U.S. market for the Reducer," said Fred Colen, President and Chief Executive Officer of Neovasc. "The FDA's proposed alternative approaches, including a potential HDE pathway, would provide a meaningful treatment option for those patients suffering from the worst angina symptoms and who are desperate for a novel treatment in the fastest possible manner. This guidance from the FDA represents a potential substantial improvement over the original timeline we expected to bring this novel breakthrough medical device therapy for the treatment of refractory angina to the U.S. market."

A HUD designation and approval of a HDE for class IV refractory angina patients would allow the Reducer device to be sold in the U.S. for profit as a medical device intended to benefit such patients in the treatment or diagnosis of a disease or condition that affects or is manifested in not more than 8,000 individuals in the U.S. per year. There can be no assurance that the Company will be successful in attaining such an HUD designation or approval of such an HDE for the Reducer.

In addition, the Company will explore an alternate IDE study design, in conjunction with our supportive U.S. cardiologists, with the intent to further expand the patient population and to eliminate the above-mentioned market restrictions over time. There can be no assurance that such an IDE study can be financed, will be approved by the FDA, will be completed, or if such a study is completed, that U.S approval will follow based on the results of that study.

While the guidance provided by the FDA is not intended to change, there can be no guarantee that a submission by the Company on the basis of such guidance will be accepted by the FDA.

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the USA, the FDA granted Breakthrough Device designation to the Neovasc Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.1

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the potential pathways and timelines to accessing the U.S. market with respect to the Reducer, including the Company's ongoing discussions with the FDA and guidance provided by the FDA, the Company's intention to pursue HUD designation and a HDE for the Reducer with respect to class IV refractory angina patients, and the Company's intention to explore an alternate IDE study design with the intent to further expand the patient population and eliminate market restrictions over time, the growing incidence of refractory angina and the rapidly growing cardiovascular marketplace. Words and phrases such as "continue", "strategy", "goal", "would", "may", "could", "should", "expect" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (together, the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financing; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long-term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

View original content:http://www.prnewswire.com/news-releases/neovasc-to-explore-hde-approval-pathway-and-alternate-trial-designs-for-the-reducer-following-guidance-from-the-fda-300883919.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2019/12/c2485.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 08:55e 12-JUL-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	July 12, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer